Exhibit 99.1
[Satmex Letterhead]
January 11, 2007
HSBC Bank USA, National Association,
as First Priority Indenture Trustee
Attention: Stephen Ferrera
10 East 40th Street, 14th Floor
Corporate Trust and Loan Agency
New York, NY 10016
Dear Mr. Ferrera,
     Under the indenture (the “Indenture”) dated November 30, 2006 among Satélites Mexicanos, S.A. de C.V. (“Satmex”), each of the First Priority Guarantors named therein and HSBC Bank USA, National Association, as First Priority Indenture Trustee (the “Trustee”), pursuant to which the First Priority Senior Secured Notes due 2011 (CUSIP/ISIN NO.: 803895 AE 1/US803895AE17) (the “Notes”) were issued, Satmex hereby notifies the Trustee pursuant to Section 4.9(b) of the Indenture that an Event of Default (as defined in the Indenture) occurred and has been cured. On December 29, 2006, Satmex failed to make the first interest payment due on the Note in the amount of $2,700,212.19 due to an inadvertent omission. This failure was discovered by Satmex on January 9, 2007 and the first interest payment in the amount of $2,700,212.19 was made by Satmex to the Trustee on January 10, 2007. In addition to the amount payable on December 29, 2006, Satmex also paid interest ($14,464.14) on the defaulted interest at the default interest rate.
     Satmex hereby instructs the Trustee to promptly furnish this notice to the Holders of the Notes at Satmex’s expense.
Sincerely,
/s/ Cynthia Pelini
Cynthia Pelini